June 25, 2009

VIA EDGAR and FACSIMILE (202) 772-9217

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn. Ms. Vanessa Robertson

Washington, D.C. 20549

Re:	National Interstate Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 000-51130

Dear Ms. Robertson:

This letter is in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated June 23, 2009 to National Interstate Corporation (the “Company”) with respect to the above-referenced filing.

The Company is in receipt of the Staff’s comment letter and is actively engaged in preparing a response. However, due to scheduling constraints, the Company is not able to respond within the requested ten (10) business day deadline included in the comment letter. Therefore, in accordance with our discussion with the Staff yesterday morning, the Company will respond to the Staff’s comment letter on or before July 17, 2009.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Kate Burtch at (330) 659-8900. Thank you very much.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Jim B. Rosenberg, Securities and Exchange Commission
Lisa Vanjoske, Securities and Exchange Commission
Jennifer Riegel, Securities and Exchange Commission
Catherine L. Miller, Thompson Hine LLP